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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Visiona announces successful launch of Brazilian geostationary satellite

Kourou, French Guiana, May 4, 2017 – Visiona Space Technology announces the successful launch of the Brazilian Geostationary Defense and Strategic Communications Satellite (SGDC), held today at the Guyana Space Center in Kourou, French Guiana. The SGDC should provide coverage of internet services throughout Brazil´s whole territory, as well as providing a secure and sovereign means for the strategic communications of the Brazilian government.

"With the launch of the SGDC, Visiona demonstrates its ability to execute and manage such a complex and important program for Brazil within the schedule, cost and performance contracted," said Eduardo Bonini, president of Visiona. "The satellite meets or even exceeds the requirements of the Brazilian government and should promote the digital inclusion of millions of Brazilians as well as the security of government communications and the Armed Forces."

"The SGDC inaugurates a new era in the history of telecommunications in Brazil, because now we can take internet via satellite to 100% of the Brazilian territory, generating social and economic benefits. We will be illuminating Brazil, with broadband internet, generating social and digital inclusion in schools, hospitals, health posts and, above all, increasing the competitiveness of Brazil," said Antonio Loss, President of Telebras.

As a joint venture between Embraer and Telebras Visiona is responsible for the structuring and integration of the SGDC Program, acting among other activities in the improvement of requirements, selection and management of suppliers, validation of engineering reports, production monitoring and system tests required for mission success. For more than two years, Visiona engineers worked side by side with ThalesAlenia professionals in France in the development and production of the satellite under the technology absorption program, acquiring knowledge that will be fundamental to increase the Brazilian content of the future space programs.

With an international presence and also a player in the markets for remote sensing and satellite telecommunications services, Visiona should leverage the knowledge acquired during the SGDC program to propose solutions incorporating the state-of-the-art in space construction and application technologies for the National Program Of Space Activities (PNAE) and the Strategic Program of Space Systems (PESE), always seeking the development of the Brazilian industry.

ABOUT VISIONA

Visiona Tecnologia Espacial SA is a company of the Embraer and Telebras groups, constituted with the initial objective of working on the integration of the Brazilian Government's Geostationary Defense and Strategic Communications Satellite System (SGDC), which aims to meet the Government's satellite communications needs Including the National Broadband Program (PNBL) and a broad spectrum of strategic defense communications.

Visiona also aims to act as a satellite integrating company, focusing on the demands of the National Space Activities Program (PNAE / AEB) and the Strategic Space Systems Program (PESE / FAB).

ABOUT TELEBRAS

Telecomunicações Brasileiras S.A. - TELEBRAS is a publicly traded joint stock company, a strategic provider of telecommunications solutions for the Public Administration and the market, acting as agent for local development and promoting the democratization of access to information. It offers dedicated Internet access services to telecommunication service providers, which have authorization issued by Anatel; In addition to providing infrastructure to telecommunications services provided by private companies, States, Federal District, Municipalities and non-profit entities.

For more information

Valtécio Alencar

Corporate Communications

Cell: +5511 98106-7295

imprensa@visionaespacial.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer